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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

FAO, INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30240S600

(Cusip Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
(310) 556-2721

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

1/14/04

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S600			Page 2 of 13 PAGES

1.	Name of Reporting Person: RICHARD A. KAYNE		I.R.S. Identification Nos. of above persons (entities only): - ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AP PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A U.S CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 455,290

		8.	Shared Voting Power: 649,470

		9.	Sole Dispositive Power: 455,290

		10.	Shared Dispositive Power: 649,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,104,760

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 30240S600			Page 3 of 13 PAGES

1.	Name of Reporting Person: KAYNE ANDERSON CAPITAL ADVISORS, L.P.		I.R.S. Identification Nos. of above persons (entities only): - 95-4486379

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AP PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A CALIFORNIA LIMITED PARTNERSHIP

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 649,470

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 649,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 649,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 30240S600			Page 4 of 13 PAGES

1.	Name of Reporting Person: ARBCO ASSOCIATES, L.P.		I.R.S. Identification Nos. of above persons (entities only): - 95-3214739

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A CALIFORNIA LIMITED PARTNERSHIP

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 157,111

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 157,111

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 157,111

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30240S600			Page 5 of 13 PAGES

1.	Name of Reporting Person: KAYNE ANDERSON NON-TRADITIONAL INVESTMENTS, L.P.		I.R.S. Identification Nos. of above persons (entities only): - 95-4198602

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A CALIFORNIA LIMITED PARTNERSHIP

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 41, 022

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 41,022

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30240S600			Page 6 of 13 PAGES

1.	Name of Reporting Person: KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P.		I.R.S. Identification Nos. of above persons (entities only): - 95-4111006

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A CALIFORNIA LIMITED PARTNERSHIP

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 142,575

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 142,575

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 142,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.5%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30240S600			Page 7 of 13 PAGES

1.	Name of Reporting Person: KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P.		I.R.S. Identification Nos. of above persons (entities only): - 95-4774040

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A CALIFORNIA LIMITED PARTNERSHIP

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 46,545

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 46,545

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30240S600			Page 8 of 13 PAGES

1.	Name of Reporting Person: WOODACRES LLC		I.R.S. Identification Nos. of above persons (entities only): - 71-0942962

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: A CALIFORNIA LIMITED PARTNERSHIP

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 238,583

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 238,583

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 238,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.2%

14.	Type of Reporting Person (See Instructions): PN

United States
Securities and Exchange Commission

Schedule 13D
Amendment No. 18

*********************

Item 1. Security and Issuer

Common Stock, $0.001 par value.

     FAO, Inc.

     2520 Renaissance Boulevard

     King of Prussia, PA 19406

Item 2. Identity and Background

The Reporting Persons include Kayne Anderson Capital Advisors, L.P. Richard A. Kayne and the investment partnerships and limited liability company identified in the next paragraph.

a.	Kayne Anderson Capital Advisors, L.P.

Kayne Anderson Capital Advisors, L.P. (“KACALP”), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. It serves as sole general partner of and investment adviser to various investment partnerships, including the following Reporting Persons: Arbco Associates, L.P.; Kayne Anderson Non-Traditional Investments, L.P.; Kayne Anderson Diversified Capital Partners, L.P.; and Kayne Anderson Capital Income Partners (QP), L.P., each of which is a California limited partnership. KACALP also serves as sole manager of another Reporting Person: Woodacres LLC, a Delaware limited liability company. KACALP also serves as investment adviser to separate account clients, some of which hold the issuer’s Common Stock.

Kayne Anderson Investment Management, Inc. (“KAIM”), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. (“KA Holdings”), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson. The principal business address of the Reporting Persons, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

b.	Richard A. Kayne

Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

Mr. Kayne also serves as Co-Management Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (“KARIM”), and President and Director of KA Associates, Inc., a Nevada corporation (“KAA”). KARIM is a registered investment adviser. KAA is a registered broker/dealer. The principal business address of KARIM and KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

Mr. Kayne is a Director of FAO, Inc.

c.	None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

d.	The following additional persons are officers and/or directors of one or more of KAIM and KA Holdings. (KACALP, a limited partnership, does not have any officers or directors.) Each such person is a U.S. citizen whose address is, unless noted otherwise, 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

John E. Anderson	Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is Director of KAIM and KA Holdings.
Howard M. Zelikow	Vice President and Director of KAIM
Robert V. Sinnott	Vice President of KAIM
Ralph C. Walter	Chief Operating Officer of KAIM and KA Holdings.
David J. Shladovsky	General Counsel and Secretary of KAIM and KA Holdings.
John Daley	Chief Financial Officer and Treasurer of KAIM and KA Holdings.

e.	By virtue of the voting agreement described in Item 6, the Reporting Persons, together with Fortune Twenty-Fifth, Inc. (“Fortune Twenty-Fifth”), Fred Kayne, Hancock Park Capital II, L.P. (“Hancock Park”), Charles Norris and Les Biller may be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except for such voting agreement, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with the above persons. Neither the making nor contents of this filing constitutes an admission by the Reporting Persons that a group exists, and the existence of any such group is expressly disclaimed. The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by the above persons, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer’s securities.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Kayne sold an Equipment Note convertible indirectly into 873,458 shares of Common Stock. As part of the same private transaction, the Reporting Persons sold an aggregate of 12,900 shares of the Issuer’s Class I Convertible Preferred Stock convertible into 8,600,000 shares of Common Stock. The transaction was agreed to on January 15, 2004, with a trade date as of January 14, 2004.

Item 4. Purpose of Transaction

Each Reporting Person currently intends to hold all of the acquired securities for investment purposes.

Item 5. Interest in Securities of the Issuer

a. Mr. Kayne beneficially owns 1,104,760 shares of the Common Stock, or approximately 16.9% of the outstanding Common Stock. Of those shares, KACALP, as general partner or manager of investment funds, beneficially owns 649,470 shares of the Common Stock, or approximately 10.6% of the outstanding Common Stock.

b. Subject to the Stockholders Agreement described in Item 6 (the “Stockholders Agreement”), (i) Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 455,290 shares of the Common Stock, and (ii) Mr. Kayne and KACALP have the shared power to vote and dispose, or direct the disposition, of 649,470 shares of the Common Stock.

The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as general partner or manager. These include, but are not limited to, Arbco Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P., Kayne Anderson Capital Income Partners (QP), L.P. and Woodacres LLC, each of which is a Reporting Person.

KACALP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships (and member interest in Woodacres LLC) and by virtue of his indirect interest in the interest of KACALP in such limited partnerships.

c. The following transactions in the Common Stock beneficially owned by the Reporting Persons were effected in the last 60 days:

		Common Stock	Stock
Date	Type	# of shares	Price	Where/how transaction effected

12/02/03	Common Stock	115,423	$0.25	Sold on the open market
12/31/03	Common Stock	365,516	$0.01	Sold in a private transaction
1/14/04	Equipment Note	873,458	(1)	Sold in a private transaction
1/14/04	Class I Preferred	8,600,000	(2)	Sold in a private transaction

(1)	The Equipment Note was sold for $1,570,172.79.

(2)	The Class I Preferred Stock was sold for $7.64.

d. Not applicable

e. Not applicable

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, the Reporting Persons may be deemed to beneficially own an additional (i) 2,666,667 shares beneficially owned by Hancock Park, (ii) 666,667 shares beneficially owned or controlled by Charles Norris and (iii) 1,333,333 shares beneficially owned or controlled by Les Biller. The information with respect to the beneficial ownership by the above persons is based on information supplied by, or on behalf of, such persons, and the Reporting Persons do not make any representation or guarantee as to the completeness or accuracy of this information.

The Reporting Persons expressly disclaim any beneficial ownership in any Common Stock held or controlled by any of the above persons notwithstanding the stockholders agreement among the Reporting Persons and such persons with respect to voting rights as described in Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Kayne is a director of the Issuer and is the brother of Fred Kayne. Fred Kayne beneficially owns, directly or indirectly, a substantial portion of the Issuer’s Common Stock.

     The Reporting Persons have agreed in a stockholders agreement among themselves, Fortune Twenty-Fifth, Fred Kayne, Hancock Park, Charles Norris and Les Biller in connection with Hancock Park’s purchase of the Issuer’s securities that they will vote all securities of the Issuer that are entitled to vote thereon in favor of the election of one director designated by Hancock Park until Hancock Park holds less than 3,000 shares of Series I Convertible Preferred Stock of the Issuer (or the equivalent in such securities and Common Stock). The Reporting Persons have also agreed not to convert their Equipment Notes prior to January 11, 2004.

Item 7. Material to Be Filed as Exhibits.

None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2004

Date

/S/ Richard A. Kayne

Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

	By:	/S/ David J. Shladovsky

David J. Shladovsky, Secretary

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

     This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the “Act”) by and between the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/S/ Richard A. Kayne

Richard A. Kayne

/S/ David J. Shladovsky

Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Arbco Associates, L.P., by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Kayne Anderson Non-Traditional Investments, L.P., by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Kayne Anderson Diversified Capital Partners, L.P., by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Kayne Anderson Capital Income Partners (QP), L.P., by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

/S/ David J. Shladovsky

Woodacres LLC, by
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner